Exhibit 99.1

Tricon Announces Resident Bill of Rights, a New Standard for Single-Family Rental Housing

Bill of Rights Reinforces Tricon’s Commitment to Providing Residents with High-Quality Service and Experiences

TORONTO--(BUSINESS WIRE)--October 20, 2022--Tricon Residential Inc. (“Tricon” or the “Company”) (NYSE: TCN, TSX: TCN), an owner and operator of single-family rental homes and multi-family rental apartments in the United States and Canada, announced an industry-leading Bill of Rights for residents, the first of its kind among single-family rental housing providers in the United States. This measure underscores Tricon’s resident-first approach and highlights the Company’s core value of supporting the well-being of Tricon residents.

The Tricon Resident Bill of Rights outlines the Company’s commitment to providing quality, move-in-ready homes with caring and reliable service. The rights described within the pledge are:

  Right to Shelter
  Right to Renewals
  Right to Fair Advance Notice
  Right to Moderated Rent Increases
  Right to Participate in Financial Health and Credit Builder Programs
  Right to Buy Your Home if We Decide to Sell
  Right to Our Support if You Buy Another Home
  Right to Respect

"Tricon has always been a different kind of housing company,” said Gary Berman, Chief Executive Officer and President of Tricon. “For us, that starts with being distinctly resident-centric in our approach. Today, we are proud to strengthen our commitment to our residents by releasing our Resident Bill of Rights; in doing so, we stand firmly behind our belief that residents deserve transparency and dedication from their housing provider.”

The Company takes its commitment to residents extremely seriously, investing millions in home revitalization efforts during 2022 to improve the quality of life for Tricon residents, neighborhoods, and surrounding communities. In addition to providing responsive and caring maintenance services, Tricon offers residents unique assistance to help them achieve their financial goals, through credit builder programs, financial literacy workshops, and one-on-one coaching through its Tricon Vantage program.

“Whether we’re saving families money each month by moderating rent increases or empowering our residents to make their financial futures brighter through credit builder programs, it’s our goal to be more than a housing provider,” said Kevin Baldrige, Chief Operating Officer of Tricon Residential. “The announcement of our Bill of Rights further demonstrates our steadfast commitment to positively impact the lives of our residents and the communities we serve.”

For more information on Tricon’s single-family home Resident Bill of Rights, visit triconresidential.com/bill-of-rights.

About Tricon Residential Inc.

Tricon Residential Inc. is an owner and operator of a growing portfolio of approximately 34,000 single-family rental homes and multi-family rental apartments in the United States and Canada with a primary focus on the U.S. Sun Belt. Our commitment to enriching the lives of our residents and local communities underpins Tricon’s culture and business philosophy. We strive to continuously improve the resident experience through our technology-enabled operating platform and innovative approach to rental housing. At Tricon Residential, we imagine a world where housing unlocks life’s potential. For more information, visit www.triconresidential.com.

Contacts

Investors

Wissam Francis
EVP & Chief Financial Officer

Wojtek Nowak
Managing Director, Capital Markets

Email: investorsupport@triconresidential.com

Media

Tara Tucker
Vice President, Communications

Email: mediarelations@triconresidential.com